

March 23, 2005

Via Facsimile and U.S. Mail

Mr. Lawrence Dick
President and CEO
Evolving Gold Corporation
1188 West Georgia St, Suite 1200
Vancouver, British Columbia
Canada V6E 4A2

   Re: **Evolving Gold Corporation**
       Amendment No. 2 to Form 20-F Registration Statement
       Filed March 7, 2005
       File No. 0-50953

Dear Mr. Dick:

   We have reviewed your filing and have the following comments. We may have additional comments upon completion of our engineering review. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the information in the capitalization table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

Forward-Looking Statements, page 3

2. We note your response to comment 2. Please delete the second sentence in the second paragraph.

Taxation

3. Revise the first sentence to clarify whether the discussion which follows is based upon, or represents, the opinion of Kempisty & Company. If the latter, also provide this report in your exhibit.

4. Replace the language stating investors "should consult" with their own tax advisor with language suggesting or encouraging them to do so.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Again, we remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days after filing, and the Exchange Act reporting requirements become operative at that time.

Please file an amended registration statement in response to these comments and provide any requested supplemental information. In responding to this comment letter, you must comply with Rule 12b-15 and General Instruction D of Form 20-F, *which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made*. You should include with the amendment a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also note the location of any material changes made for reasons other than in response to our comments. Supplementally provide six copies of the amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made, to Susan Min. If you believe complying with these comments is not appropriate, tell us why in your cover letter. We may have comments after reviewing the amendment and your responses.

       Direct any questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965. Direct all accounting questions to John Weitzel, at (202) 942-1807, or in her absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 942-1919. Direct all other disclosure issues to Susan Min at (202) 942-1951 or, in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director

cc: <u>via facsimile</u>
        Mr. Steven Taylor
        A.B. Korelin & Associates

        H. R. Schwall
        B. Stem
        J. Weitzel
        S. Min
        R. Baer